FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

 Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of August, 2009
27 August, 2009

BRITISH SKY BROADCASTING GROUP PLC
(Name of Registrant)

Grant Way, Isleworth, Middlesex, TW7 5QD England
(Address of principal executive offices)

Indicate by check mark whether the registrant  files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F X            Form 40-F

Indicate by check mark whether the  registrant  by  furnishing  the  information contained  in this  Form is  also  thereby  furnishing  the  information  to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                    No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

EXHIBIT INDEX

Exhibit

EXHIBIT NO.   1       Press release of British Sky Broadcasting Group plc announcing Co-Investment Plan Purchases and LTIP Awards released on 27 August, 2009

PURCHASE OF SHARES IN CO-INVESTMENT PLAN &

 GRANT OF AWARD UNDER LONG TERM INCENTIVE PLAN.

British Sky Broadcasting Group plc

(the "Company")

Purchase of Shares and matching award

On 27 August 2008, pursuant to the Company's Co-Investment Plan (the "Plan"), Jeremy Darroch, Chief Executive, and Andrew Griffith, Chief Financial Officer, each elected to invest their maximum entitlement to purchase Ordinary Shares in the Company ("shares").

As a result Jeremy Darroch has purchased 79,848 shares in the Company and Andrew Griffith has purchased 29,492 shares in the Company at a price of 544.82 pence per share.

Under the terms of the Plan, Jeremy Darroch and Andrew Griffith have received an award of up to a maximum of 204,425 and 75,506 matching shares respectively at a nil cost per share, in relation to the above shares that they have purchased under the Plan. These awards will vest on 27 August 2012, dependent upon the achievement of a target level of growth in the Company's earnings per share in the three year period to 30 June 2012.

Following these purchases Jeremy Darroch holds a total of 166,098 shares and Andrew Griffith holds a total of 34,492 shares in the Company.

Long Term Incentive Plan

Separately, on 26 August 2009, the Company made awards under the Company's Long Term Incentive Plan at a nil cost per share over the following number of shares:

Jeremy Darroch 600,000

Andrew Griffith 320,000

These awards will vest on 31 July 2011 dependent upon the achievement of financial targets in respect of revenue, cash flow and earnings per share and also upon the level of total shareholder return relative to the FTSE100.

SIGNATURES

Pursuant  to the  requirements  of the  Securities  Exchange  Act of  1934,  the registrant  has duly  caused  this  report  to be  signed  on its  behalf by the undersigned, thereunto duly authorized.

                                         BRITISH SKY BROADCASTING GROUP PLC

Date: 27 August, 2009                                                                                                        By: /s/ Dave Gormley
                                                           Dave Gormley
                                                       Company Secretary